

September 19, 2017

Kenneth L. Waggoner
Chief Executive Officer
PharmaCyte Biotech, Inc.
23046 Avenida de la Carlota
Suite 600
Laguna Hills, CA 92653

> **Re: PharmaCyte Biotech, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 13, 2017**
> **File No. 333-220441**

Dear Mr. Waggoner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Merrill Kraines, Esq.